Exhibit (a)(1)(E)

What is the Offer to Exchange Eligible Options for Restricted Stock Units (RSUs)?

The exchange offer (the “Exchange Offer”) is an offer for Eligible Employees (as defined below) to exchange significantly out-of-the-money or “underwater” stock options for new restricted stock units (“RSUs”) on an approximately value-neutral basis.

Who is eligible to participate in the Exchange Offer?

The Exchange Offer is open to Eligible Employees. You are an “Eligible Employee” if: (i) you are a current employee of Stoke Therapeutics as of the date the Exchange Offer commences; and (ii) on the date which the surrendered Eligible Options (as defined below) are canceled, and the new RSUs are granted to replace them, you continue to be a current employee of Stoke Therapeutics. Advisers, consultants, contractors, and current or former non-employee directors are not Eligible Employees.

What stock options are eligible to be exchanged in the Exchange Offer?

A stock option eligible to be tendered in the Exchange Offer (an “Eligible Option”) is an outstanding stock option (including both non-qualified stock options and incentive stock options) that has not been exercised and is: (i) held by an Eligible Employee on the date the Exchange Offer commences and continues to be held by an Eligible Employee through the expiration of the Exchange Offer (which is December 1, 2023, 11:59 p.m. Eastern Time, unless extended); (ii) was granted pursuant to the Stoke Therapeutics 2014 Equity Incentive Plan or the Stoke Therapeutics 2019 Equity Incentive Plan; and (iii) has a per share exercise price greater than or equal to $14.00, which is the 52-week high trading price of Stoke’s common stock as of the launch of this Exchange Offer. For the purposes of clarity, only unexercised stock options are considered to be outstanding.

Can I exchange some of my other stock options for RSUs?

No. Only the stock options indicated on the website for the Exchange Offer and as described as “Eligible Options” in this FAQ and the other Exchange Offer documents are eligible for this Exchange Offer.

If I choose to participate in the Exchange Offer, do I have to exchange all of my Eligible Options?

No. If you hold more than one Eligible Option grant, you may elect to participate in the Exchange Offer on a grant- by-grant basis, meaning that you will be allowed to tender for exchange one option grant without tendering for exchange any other grants. However, if you elect to exchange an Eligible Option grant, you must elect to exchange the entire Eligible Option grant (i.e., all of the unexercised stock options that are subject to that Eligible Option grant).

What is an RSU?

An RSU is an equity award in which a promise is made to issue stock, usually at no cost, when vesting restrictions have been met. We have general education materials on the Finance Page of StokeCENTRAL that provides some helpful information on RSUs.

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How many RSUs will I receive if I exchange my Eligible Options?

The number of new RSUs exchanged for Eligible Options will depend on the strike price of the options that are being exchanged. Refer to the following chart to see the exchange ratio for each strike price range.

Exchange Ratio	Strike Price Range
3.20 for 1	$14.00 to $29.99
5.30 for 1	$30.00 to $39.99
7.50 for 1	$40.00 to $49.99
7.70 for 1	$50.00 to $59.99
7.75 for 1	$60.00 and Above

The exchange ratios were calculated to approximate a “value-for-value” exchange, meaning that they were deter- mined in a manner intended to result in the grant of a new RSU with an aggregate fair value that is approximately the same as the aggregate fair value of the Eligible Options the new RSU replaces.

If I participate in the Exchange Offer, what is the vesting on the new RSUs?

All RSUs issued in the Exchange Offer will be subject to the new vesting schedule, regardless of whether the ten- dered Eligible Options were vested or unvested at the time of exchange. The new vesting schedule of the RSUs will depend on whether the options exchanged were vested or not. RSUs received in exchange for vested options will vest on the first anniversary of the date on which the Eligible Options are surrendered and the new RSUs are granted. RSUs received in exchange for unvested options will vest 50% on the first anniversary of the grant date and the remaining 50% will vest on the second anniversary of the grant date. The vesting of all RSUs received in the exchange is subject to you remaining in continuous service with Stoke Therapeutics on each applicable vesting date.

If I exchange Eligible Options that have already vested, will any of the RSUs I receive also be vested?

No. All RSUs issued in the Exchange Offer will be subject to the new vesting schedule, regardless of whether the tendered Eligible Options were vested or unvested at the time of exchange. For example, an Eligible Option that has a four-year vesting schedule that vested in equal installments on each of December 31, 2021, 2022, 2023 and 2024 would be exchanged for RSUs that would not be vested on the date of their grant. Because only 50% of the Eligible Option (the 2021 and 2022 installments) is vested at the time of the exchange, 50% of the RSUs received would have a vesting schedule of 1 year and vest on the first anniversary of the date on which the New RSUs are granted. The other 50% of the RSUs received in exchange for the 50% of the Eligible Option (the 2023 and 2024 installments) that is unvested at the time of the exchange would have a vesting schedule of 2 years and vest in equal installments on each of the first and second anniversaries of the date on which the New RSUs are granted.

Why are we exchanging options for RSUs?

Stock incentive awards are an essential part of Stoke’s total compensation structure. These awards provide each employee with an incentive to contribute to our success and to stay with the company. Our team members have indicated that they view their underwater options as having little or no value. We believe this exchange provides the best potential equity compensation value for employees with underwater options.

What is the timeline of the Exchange Offer?

The Exchange Offer commenced November 2, 2023, and will expire December 1, 2023 at 11:59 p.m. Eastern Time, unless extended. If we extend the offering period, we will issue a press release, email or other communication dis- closing the extension no later than 9:00 a.m. Eastern Time, on December 4, 2023 (the U.S. business day following the previously scheduled completion date).

Eligible Options properly tendered in the Exchange Offer and accepted by us for exchange will be cancelled at the expiration of the Exchange Offer, and your RSUs will be granted with the terms described above promptly following the expiration of the Exchange Offer.

All options tendered will be subject to review by Stoke Therapeutics to confirm they were (i) Eligible Options and (ii) properly tendered. No tender of Eligible Options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering Eligible Employee or waived by Stoke Therapeutics.

Do I have to participate in the Exchange Offer?

No. Participation in the Exchange Offer is completely voluntary. Any Eligible Options that you do not elect to tender for exchange will not be cancelled and will remain outstanding in accordance with their existing terms. We encourage you to submit an election, even if you elect not to exchange any of your Eligible Options.

We make no recommendation as to whether you should participate in the Exchange Offer. You must make your own decision whether to participate. You should speak with your financial, legal or tax advisors as necessary, before deciding whether to participate in the Exchange Offer.

How do I participate in the Exchange Offer?

Please take the time to educate yourself about the Exchange Offer by reviewing the resources and Offering Materials on the Exchange Offer website, available at https://equitysolutions.aon.com/UWSO/Participant/. If you choose to participate in the Exchange Offer, you must elect to do so through this website. To log into the website, please go to https://equitysolutions.aon.com/UWSO/Participant/. The first time you access the website, you will need to register for a new account and create a password. Your email address (which will also be your username) is your Stoke Therapeutics email address (name@stoketherapeutics.com). You will also need to provide the registration code previously emailed to you.

Please review the Exchange Offer website for more information and for instructions on how to elect to participate, change a prior election and withdraw your election before the end of the offering period. By making one or more elections in the Exchange Offer, you will be confirming that you have read these materials.

Can I withdraw previously tendered Eligible Options?

Yes. You may withdraw your tendered Eligible Options at any time before the Exchange Offer expires December 1, 2023 at 11:59 p.m. Eastern Time, unless extended.

You are responsible for making sure that you properly update your elections on the Exchange Offer website for any tendered Eligible Option that you wish to subsequently withdraw. You must allow sufficient time to complete and submit your new election on the Exchange Offer website to ensure that we receive it before the Expiration Time.

Once you have withdrawn Eligible Options, you may re-tender such Eligible Options by making a new election on the Exchange Offer website prior to the Expiration Time.

If I participate in the Exchange Offer, will I be taxed?

Neither the acceptance of your Eligible Options for exchange nor the grant of any new RSU will be a taxable event for U.S. federal income tax purposes. However, the vesting of the new RSU is a taxable event.

You should consult with your tax advisor to determine the personal tax consequences of participating in the Exchange Offer. If you are an Eligible Employee who is subject to the tax laws of a country other than the United States or of more than one country, you should be aware that there may be additional or different tax conse- quences that may apply to you. We advise all Eligible Employees who may consider tendering their Eligible Options for exchange to consult with their own tax advisors with respect to the federal, state, local and foreign tax conse- quences of participating in the Exchange Offer.

Are there tax considerations relating to my Eligible Options that are Incentive Stock Options?

Because the Exchange Offer is expected to remain open for 30 calendar days all eligible Incentive Stock Options which are not accepted in the Exchange Offer will be considered “modified.” This will result in a deemed re-grant of such Incentive Stock Options such that the date of grant for purposes of the two-year holding period necessary to receive favorable U.S. tax treatment for your Incentive Stock Options will restart. The result of such a modification is that your Eligible Options may continue to be Incentive Stock Options (subject to the limitations on Incentive Stock Options under U.S. tax rules), but the date of grant for purposes of the Incentive Stock Option holding periods applicable to such Eligible Options will be the date the Exchange Offer commenced (November 2, 2023). Stock options that are not Eligible Options (i.e. those with an exercise price less than $14.00) will not be impacted by the Exchange Offer.

If I participate in the Exchange Offer, how will I receive my RSUs?

If you elect to participate in the Exchange Offer, you will receive an email from E*TRADE that will direct you to go to E*TRADE to review and accept your newly issued RSUs. The RSUs will be held at E*Trade.

Please note that it may take a few weeks from the expiration of the Exchange Offer for you to receive an email related to your RSUs and for the grant of RSUs to be reflected in your online E*TRADE account. If your account has not been updated for the RSUs within a few weeks following the expiration of the Exchange Offer, please contact ExchangeQuestions@stoketherapeutics.com. You will receive the shares of common stock subject to your RSUs if and when your RSUs vest.

Who should I contact with questions?

If you have any questions, please email ExchangeQuestions@stoketherapeutics.com